UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ___)

1.	Name of the Registrant: Shutterfly, Inc.
2.	Name of Persons Relying on Exemption: Ancora Catalyst Fund LP Merlin Partners LP Ancora Advisors LLC
3.	Address of Persons Relying on the Exemption: c/o Ancora Advisors LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 441242
4.
Written Materials:

Attached hereto as an exhibit is a copy of a letter to shareholders dated May 29, 2015 and a related press release of the same date.  This material is being submitted pursuant to Rule 14a-6(g)(1).